Exhibit 12.1

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2007	2006
(in thousands, except ratios)
Earnings
Income before assessments and cumulative effect of change in accounting principle	$96,257	$35,087
Fixed charges	2,835,663	2,456,559

Earnings available for fixed charges	$2,931,920	$2,491,646

Fixed Charges
Interest expense on consolidated obligations	$2,786,847	$2,413,097
Interest expense on deposits and borrowings	48,267	42,876
Interest portion of rental expense	549	586

Fixed charges	$2,835,663	$2,456,559
Ratio of earnings to fixed charges	1.03	1.01